FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                        For the month of August, 2003
                              13 August, 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX

                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Director Shareholding released on 13 August, 2003


          STOCK EXCHANGE ANNOUNCEMENT BY BRITISH SKY BROADCASTING PLC


On 3 November 2002 50% of awards made in November 2000 under the Company's Long Term Incentive Plan vested, following the full satisfaction of the related performance conditions. 400,000 shares in respect of Tony Ball and 200,000 shares in respect of Martin Stewart became exercisable.



On 30 June 2003 the final 50% of the awards made in November 2000 under the Company's Long Term Incentive Plan vested, following the full satisfaction of the related performance conditions. A further 400,000 shares in respect of Tony Ball and 200,000 shares in respect of Martin Stewart became exercisable.



On 30 June 2003 50% of the awards made in 2001 under the Company's Long Term Incentive Plan vested, following the full satisfaction of the related performance conditions. 400,000 shares in respect of Tony Ball and 200,000 shares in respect of Martin Stewart became exercisable.



The Company has today received notification that on 12 August 2003 Tony Ball and Martin Stewart exercised those vested awards and subsequently disposed of the ordinary shares received being 1,200,000 and 600,000 ordinary shares respectively, at a share price of 710.5 pence per ordinary share.



The Company has also received notification that on 12 August 2003 Tony Ball exercised an option under the Company's Executive Share Option Scheme as to 5,145 ordinary shares under the Approved Executive Share Option Scheme at an exercise price of 583 pence per share and 594,855 ordinary shares under the Unapproved Executive Share Option Scheme at an exercise price of 583 pence per share, these shares were subsequently sold on 12 August 2003 at a price of 710.5 pence per ordinary share.



The Company has also received notification that share awards were made under the Company's Long Term Incentive Plan and the British Sky Broadcasting Group Equity Bonus Plan on 13 August 2003 at a nil cost per ordinary share. The maximum number of shares that may be acquired by the Directors are as follows:



Tony Ball           500,000 shares

Martin Stewart      275,000 shares



These awards will vest in full in July 2006 provided that certain performance criteria are satisfied.



Tony Ball and Martin Stewart have the following options, including today's awards, outstanding with the Company:


                                                 Tony Ball        Martin Stewart

Executive Share Option Scheme                    600,000

Long Term Incentive Plan & Equity Bonus Plan     1,535,152        792,576




END

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 13 August, 2003                        By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary